HANA BIOSCIENCES, INC.
                        400 OYSTER POINT BLVD., SUITE 215
                          SOUTH SAN FRANCISCO, CA 94080

January 18, 2005


VIA EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C.  20549

Attention:  Sonia Barros, Esq.

         Re:      Hana Biosciences, Inc. (the "Company")
                  Registration Statement on Form SB-2
                  File No. 333-118426

Dear Ms. Barros:

      On behalf of the Company, the undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on January 18, 2005, or as soon thereafter as is practicable.

      On behalf of the Company, the undersigned hereby acknowledges the following:

      1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Sincerely,

                                         HANA BIOSCIENCES, INC.

                                         By: /s/ Russell L. Skibsted
                                         ---------------------------------------
                                         Russell L. Skibsted
                                         Vice President, Chief Financial Officer